UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pixar

(Name of Issuer)

Common Stock

(Title of Class of Securities)

725811103

(CUSIP Number)

Alan N. Braverman

Senior Executive Vice President, General Counsel and Secretary

500 South Buena Vista Street

Burbank, California 91521

(818) 560-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

January 24, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No.725811103

1.	NAMES OF REPORTING PERSONS: The Walt Disney Company (“Disney”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY): 95-4545390
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None 8. SHARED VOTING POWER 47,718,987[1] 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,718,987[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40%[1]
14.	TYPE OF REPORTING PERSON CO

[1]	Pursuant to the Voting Agreement described below, Disney may be deemed to have beneficial ownership of Pixar common stock outstanding on the record date of any such vote at a shareholder meeting or through written consent for certain events as set forth in the Voting Agreement. Based on 119,297,468 shares of Pixar common stock outstanding as of January 1, 2006 as set forth in the Merger Agreement (as defined below), Disney may be deemed to have beneficial ownership of 47,718,987 shares of Pixar common stock if the record date were January 1, 2006. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Disney that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value per share (“Common Stock”), of Pixar, a California corporation (“Pixar”). Pixar’s principal executive offices are located at 1200 Park Avenue, Emeryville, California 94608.

Item 2. Identity and Background.

(a)-(c) This Statement is being filed by The Walt Disney Company, a Delaware corporation (“Disney”). The address of the principal place of business and principal office of Disney is 500 South Buena Vista Street, Burbank, California 91521. Disney, together with its subsidiaries, is a diversified worldwide entertainment company with operations in four business segments: Media Networks, Parks and Resorts, Studio Entertainment and Consumer Products. The name, business address and present principal occupation or employment of each executive officer and director of Disney, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither Disney nor, to Disney’s knowledge, any person named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Disney nor, to Disney’s knowledge, any person named on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that in December 2004, Disney, without admitting or denying the findings of the Securities and Exchange Commission (the “SEC”), consented to the SEC’s entering an Order Instituting Cease and Desist Proceedings, Making Findings and Imposing a Cease and Desist Order Pursuant to Section 21 of the Exchange Act. The SEC found that Disney had violated Sections 13(a) and 14(a) of the Exchange Act by failing to disclose the following relationships between the Company and certain directors: the employment of adult children of three directors by Disney and the wife of another director by a 50% owned joint venture (whose employment preceded the director’s tenure); the provisions of an office, secretary and driver to a former director following his retirement as Chief Executive Officer of Capital Cities/ABC, Inc.; and the payments made to Air Shamrock, Inc., a company controlled by a former director, in reimbursement for his business use of a private corporate jet. The order requires Disney not to commit or cause any violations of Sections 13(a) and 14(a) of the Exchange Act.

(f) The citizenship of each executive officer and director of Disney is set forth on Schedule A.

Item 3. Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Covered Shares (as defined below) to which this Statement relates have not been purchased by Disney, and thus no funds were used for such purpose. As an inducement for Disney to enter into the Merger Agreement described in Item 4 and in consideration thereof, Mr. Steven P. Jobs (the “Principal Shareholder”) entered into a Voting Agreement, dated as of January 24, 2006 (the “Voting Agreement”) with Disney with respect to the Covered Shares. Disney did not pay additional consideration to the Principal Shareholder in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

As an inducement for Disney to enter into the Merger Agreement (as defined below), the Principal Shareholder entered into the Voting Agreement. The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

On January 24, 2006, Disney, Lux Acquisition Corp., a California corporation and a direct wholly owned subsidiary of Disney (“Merger Sub”), and Pixar entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Pixar (the “Merger”), with Pixar continuing as the surviving corporation after the Merger. As a result of the Merger, Pixar will become a wholly owned subsidiary of Disney. The Board of Directors of Disney and Pixar approved the Merger and the Merger Agreement.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of Pixar, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any dissenting shares) will be converted into 2.3 shares of Disney common stock (the “Merger Consideration”). No fractional shares of Disney common stock will be issued in the Merger. At the Effective Time, Disney will assume the rights and obligations of Pixar with respect to Pixar’s 2004 Equity Incentive Plan as well as the duties of Pixar with respect to the administration of such plan. Also at the Effective Time, each option granted by Pixar to purchase shares of Common Stock which is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to acquire, on the same terms and conditions as were applicable to the original Pixar option, that number of shares of Disney common stock determined by multiplying the number of shares of Common Stock subject to such Pixar option immediately prior to the Effective Time by 2.3, at a price per share equal to the per share exercise price specified in such Pixar option divided by 2.3.

Voting Agreement

In connection with the execution of the Merger Agreement, on January 24, 2006, Disney entered into the Voting Agreement with the Principal Shareholder, pursuant to which the Principal Shareholder agreed to vote (or, if requested, execute consents or proxies with respect to) a number of shares equal to 40% of the outstanding shares of Common Stock on the record date of any such vote or written consent (the “Covered Shares”) in favor of the principal terms of the Merger and the Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of Pixar at which such matters are considered. Further, the Principal Shareholder agreed to vote against (i) any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation, warranty, or any other obligation or agreement of Pixar under the Merger Agreement or of the Principal Shareholder under the Voting Agreement, and (ii) any action, proposal, transaction or agreement that would reasonably be expected to compete with, interfere with, delay, discourage, adversely affect or inhibit timely consummation of the Merger. Notwithstanding the foregoing, the Principal Shareholder will remain free to vote the Covered Shares with respect to any matter not covered by the foregoing in any manner he deems appropriate, provided that such vote (or action by written consent) would not reasonably be expected to interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger, and is free to vote any shares of Common Stock of Pixar that are not Covered Shares in any manner he deems appropriate.

In furtherance of the Principal Shareholder’s covenants under the Voting Agreement, the Principal Shareholder agreed, for a period beginning on the date of the Voting Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Voting Agreement in accordance with its terms, to deliver to Disney upon its request an irrevocable proxy appointing Disney, and any individual designated by Disney, as the Principal Shareholder’s proxy and attorney-in-fact (with full power of substitution) authorizing the Covered Shares to be voted in accordance with the provisions of the Voting Agreement. On January 24, 2006, the Principal Shareholder executed and delivered such a proxy to Disney.

Subject to the terms of the Voting Agreement, for a period beginning on the date of the Voting Agreement and continuing until the earlier of the Effective Time and the termination of the Voting Agreement in accordance with its terms, the Principal Shareholder also agreed not to transfer, or enter into any agreement with respect to a transfer of, any of the Covered Shares or any interest therein. The Principal Shareholder agreed not to (i) grant any proxies, options or rights of first offer or refusal with respect to any of the Covered Shares, (ii) permit any such shares to become subject to any pledges, liens, preemptive rights, or (iii) enter into any voting agreement, voting trust or other voting arrangement with respect to any of the Covered Shares. Notwithstanding the foregoing, the Principal Shareholder may take any action described in the previous two sentences, so long as the other party to such transfer or other arrangement executes the Voting Agreement (or a joinder thereto in a form reasonably satisfactory to Disney) and agrees to be bound by its terms; provided, however, that notwithstanding such transfer or arrangement, the Principal Shareholder shall continue to be liable for any breach by such transferee of its agreements and covenants under the Voting Agreement.

The Voting Agreement terminates upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement pursuant to its terms, and (c) at any time upon notice by Disney to the Principal Shareholder.

The foregoing descriptions of the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the full text of such agreements. The Voting Agreement and the Merger Agreement are filed as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

Except as set forth in this Statement, the Voting Agreement and the Merger Agreement, neither Disney nor, to Disney’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Pursuant to the Voting Agreement, Disney may be deemed to have beneficial ownership of Common Stock outstanding on the record date of any vote at a shareholder meeting or through written consent for certain events as set forth in the Voting Agreement. Based on 119,297,468 shares of Common Stock outstanding as of January 1, 2006, as set forth in the Merger Agreement, Disney may be deemed to have beneficial ownership of 47,718,987 shares, or 40%, of the Common Stock if the record date were January 1, 2006. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Disney that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To Disney’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Voting Agreement, Disney may be deemed to have shared power to vote 47,718,987 shares of Common Stock held by the Principal Shareholder.

The information required by Item 2 relating to the Principal Shareholder is set forth on Schedule B and is incorporated herein by reference.

(c) Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither Disney nor, to Disney’s knowledge, any person named on Schedule A has effected any transaction in Pixar Common Stock during the past 60 days.

(d) Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither Disney nor, to Disney’s knowledge, any person named on Schedule A has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, to Disney’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of Pixar, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Pixar.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1.	Voting Agreement, dated as of January 24, 2006, by and between Disney and Mr. Steven P. Jobs (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Disney on January 26, 2006).

2.	Agreement and Plan of Merger, dated as of January 24, 2006, by and among Disney, Lux Acquisition Corp. and Pixar (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Disney on January 26, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2006

THE WALT DISNEY COMPANY

By:	/s/ ALAN N. BRAVERMAN
Name:	Alan N. Braverman
Title:	Senior Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1.	Voting Agreement, dated as of January 24, 2006, by and between Disney and Mr. Steven P. Jobs (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Disney on January 26, 2006).

2.	Agreement and Plan of Merger, dated as of January 24, 2006, by and among Disney, Lux Acquisition Corp. and Pixar (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Disney on January 26, 2006).

SCHEDULE A

Set forth below is a list of the directors and executive officers of Disney, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Disney’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below, the business address of each person is c/o The Walt Disney Company, 500 S. Buena Vista St., Burbank, CA 91521.

Name	Present Principal Occupation and Business Address of such Organization
Alan N. Braverman	Senior Executive Vice President, General Counsel and Secretary of Disney.

John E. Bryson	Chairman of the Board, President and Chief Executive Officer of Edison International, the parent company of Southern California Edison, an electric utility. Edison International’s address is 2244 Walnut Grove Avenue, Rosemead, California 91770.

John S. Chen	Chairman, Chief Executive Officer and President of Sybase, Inc., a software developer. Sybase’s address is One Sybase Drive, Dublin, California 94568.

Judith L. Estrin	President and Chief Executive Officer of Packet Design, LLC, a network technology company. Packet Design’s address is 3400 Hillview Avenue, Building 3, Palo Alto, California 94304.

Robert A. Iger	President and Chief Executive Officer of Disney.

Fred H. Langhammer	Chairman, Global Affairs, of The Estée Lauder Companies Inc., a manufacturer and marketer of cosmetic products. Estée Lauder’s address is 767 Fifth Avenue, New York, New York 10153.

Aylwin B. Lewis	President and Chief Executive Officer of Sears Holdings Corporation, a nationwide retailer. Sears’ address is 3333 Beverly Road, Hoffman Estates, Illinois 60179.

Monica C. Lozano	Publisher and Chief Executive Officer of La Opinión, the largest Spanish-language newspaper in the United States, and Senior Vice President of its parent company, ImpreMedia, LLC. La Opinión’s address is 411 West Fifth Street, Los Angeles, California 90013.

Robert W. Matschullat	Private equity investor.

Kevin A. Mayer	Executive Vice President, Corporate Strategy, Business Development and Technology of Disney.

Christine M. McCarthy	Executive Vice President, Corporate Finance and Real Estate, and Treasurer of Disney.

Name	Present Principal Occupation and Business Address of such Organization
George J. Mitchell	Chairman of the Board of Disney, and Chairman of the law firm of DLA Piper Rudnick Gray Cary LLP.

Leo J. O’Donovan, S.J.	President Emeritus of Georgetown University.

John E. Pepper, Jr.	Chief Executive Officer of the National Underground Railroad Freedom Center. National Underground Railroad Freedom Center’s address is 50 East Freedom Way, Cincinnati, Ohio 45202.

Orin C. Smith	Retired President and Chief Executive Officer of Starbucks Corporation. Starbucks’ address is 2401 Utah Avenue South, Seattle, Washington 98134.

Thomas O. Staggs	Senior Executive Vice President and Chief Financial Officer of Disney.

Gary L. Wilson	Chairman of the Board of Directors of Northwest Airlines Corporation. Northwest Airlines’ address is 2700 Lone Oak Parkway, Eagen, Minnesota 55121.

SCHEDULE B

Certain Information Regarding the Principal Shareholder

The information set forth on this Schedule B relating to the Principal Shareholder is based on information contained in Pixar’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2005. While Disney has no reason to believe that such information was not reliable as of its date, Disney makes no representation or warranty with respect to the accuracy or completeness of such information.

Name and Citizenship	Present Principal Occupation and Business Address of such Organization	Business Address
Steven P. Jobs, a United States citizen	Chairman and Chief Executive Officer of Pixar as well as Chief Executive Officer and a member of the Board of Directors of Apple Computer, Inc. Apple’s address is 1 Infinite Loop, Cupertino, California 95014.	1200 Park Avenue, Emeryville, California 94608